RECEIVED

2005 FEB 15 A 11: 1

OFFICE OF INT

CORPORATE

Arisawa Manufacturing Co., Ltd.

Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

February 10, 2005

The U.S. Securities and Exchange C[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fin
Mail Stop 3-7
Washington, D.C. 20549

05005764

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Business Results in Third Quarter of FY2005

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSE

FEB 16 2005

THO

FINANC

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 2/16

RECEIVED
2005 FEB 15 A 11:17

January 27, 2005

Summary of Financial and Business Results in Third Quarter of the Period ending March 31, 2005 (Consolidation)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative: Title: President and Chief Executive Officer
Name: Sanji Arisawa
Contact: Title of Person in Charge: Managing Operating Officer (TEL: 025-524-7101)
Name: Yukio Takashima

1. Matters related to Preparation of Financial Information of the Third Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent consolidated accounting period: No
   3) Changes in the scope of application of consolidation and equity method: No

2. Summary of Financial and Business Results in Third Quarter of the Period ending March 31, 2005 (cumulative for 9 months) (From April 1, 2004 to December 31, 2004)
   (1) Progress of Business Results (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
9 months in the period ending March 31, 2005	46,538	30.4	8,411	52.3	9,492	51.3	5,991	56.1
9 months in the period ending March 31, 2004	35,676	34.4	5,524	88.2	6,272	74.4	3,838	72.1
(Reference) Period ending March 31, 2004	48,629		7,532		8,345		5,150	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
9 months in the period ending March 31, 2005	181.95	180.30
9 months in the period ending March 31, 2004	129.38	128.35
(Reference) Period ending March 31, 2004	173.17	171.78

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the Third Quarter in the previous period.
2. Average number of shares during the period (consolidation):
Period ended December 31, 2004: 32,937,641 shares
Period ended December 31, 2003: 29,672,858 shares
Period ended March 31, 2004: 29,716,442 shares

[Qualitative Information, etc., on the Progress of Business Results (Consolidation)]

In our business pursuits for the current period (for 9 months), in the field of electronic materials, FPC materials have grown due to an increase in demand for digital home electric appliances. In the field of display materials, Fresnel lenses have grown due to an increase in demand for rear projection TVs, and polarized films progressed favorably due to an increase in demand for liquid crystal projectors.

As a result, sales in the current period reached ¥46,538 million (an increase of 30.4% as compared to the same period of the previous year), operating profit was ¥8,411 million (an increase of 52.3% as compared to the same period of the previous year), ordinary profit was ¥9,492 million (an increase of 51.3% as compared to the same period of the previous year) and net profit recorded ¥5,991 million (an increase of 56.1% as compared to the same period of the previous year).

[Reference] Progress of Business Results (Consolidation) (From October 1, 2004 to December 31, 2004)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Period ending March 31, 2005	14,590	9.8	2,659	22.5	2,945	19.2	1,884	12.9
Third Quarter of the Period ending March 31, 2004	13,283	37.8	2,171	89.4	2,472	72.0	1,669	83.6

(2) Changes in Financial Status (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Shareholder equity	Shareholder equity ratio	Shareholder equity per share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
9 months in the period ending March 31, 2005	61,354	40,022	65.2	1,212.37
9 months in the period ending March 31, 2004	50,217	33,488	66.7	1,123.60
(Reference) Period ending March 31, 2004	53,410	35,101	65.7	1,174.57

(Note) Number of outstanding shares at the end of period (consolidation):
Period ended December 31, 2004: 33,013,411 shares
Period ended December 31, 2003: 29,804,466 shares

[Status of Consolidated Cash Flows]

(Note) Amount is indicated by rounding down less than one million yen.

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
9 months in the period ending March 31, 2005	5,640	Δ3,282	Δ1,051	5,810
9 months in the period ending March 31, 2004	3,063	Δ3,774	Δ411	4,646
(Reference) Period ending March 31, 2004	5,934	Δ6,914	Δ285	4,503

[Qualitative Information, etc., of Changes in Financial Status (Consolidation)]

Total assets increased by ¥7,944 million from the end of the previous consolidated accounting period.

Among the major increases or decreases, notes and accounts receivable increased by ¥2,647 million for Current Assets. For Fixed Assets, tangible fixed assets increased by ¥1,852 million due to capital investment mainly in production facilities.

Among current liabilities, notes and accounts payable increased by ¥3,803 million and allowance for bonuses decreased by ¥974 million.

Shareholder equity increased by ¥4,921 million, including exercise of stock option rights.

(Consolidated Cash Flows)

Cash flow from operating activities

Due to an increase in sales, cash inflow was ¥5,640 million, an increase of ¥2,577 million as compared to the same period of the previous year.

Cash flow from investment activities

Mainly due to acquisition of tangible fixed assets of ¥3,480 million, cash outflow was ¥3,282 million.

Cash flow from financial activities

Due to payment of dividends, etc., cash outflow was ¥1,051 million.

3. Expected Consolidated Results for Full Year of the Period ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Correction of Interim Period (From April 1, 2004 to September 30, 2004)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time (A)	63,900	12,600	7,800
Forecast corrected this time (B)	58,000	11,100	7,050
Increased or decreased amount (B – A)	Δ5,900	Δ1,500	Δ750
Increased or decreased rate (%)	Δ9.2%	Δ11.9%	Δ9.6%
Results in the previous period (Period ending March 31, 2004)	48,629	8,345	5,150

(Reference) Expected current net profit per share (full year) 213 yen 55 sen

[Qualitative Information, etc., of Forecast of Business Results (Consolidation)]

Due to a decrease in sales quantity and availability of FPC materials and Fresnel lenses, for our core products in the 4th quarter, both sales and profit are expected to be lower than the previous forecast.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. Third Quarter Consolidated Financial Statement

1) Consolidated Balance Sheet

	End of Previous Third Quarter Consolidated Accounting Period (As of December 31, 2003)			End of Current Third Quarter Consolidated Accounting Period (As of December 31, 2004)			Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2004)		
Item	Amount (thousand yen)		Ratio (%)	Amount (thousand yen)		Ratio (%)	Amount (thousand yen)		Ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits		8,090,505			10,269,653			9,937,818	
2. Notes and accounts receivable		11,749,478			13,726,062			11,078,677	
3. Securities		160,640			160,675			160,652	
4. Inventories		5,394,995			6,907,577			5,368,251	
5. Deferred taxable assets		589,524			1,079,738			1,078,364	
6. Others		411,283			592,636			403,902	
Allowance for doubtful accounts		Δ22,415			Δ23,506			Δ21,327	
Total Current Assets		26,374,013	52.5		32,712,836	53.3		28,006,338	52.4
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	5,813,552			7,165,887			5,867,419		
(2) Machinery, equipment and delivery equipment	6,098,714			7,023,996			6,279,036		
(3) Land	1,567,699			1,576,590			1,567,699		
(4) Others	1,892,669	15,372,635	30.6	2,521,303	18,287,777	29.8	2,721,712	16,435,869	30.8
2. Intangible fixed assets		59,444	0.1		130,568	0.2		154,637	0.3
3. Investments and other assets									
(1) Investment securities	7,959,294			9,559,379			8,409,763		
(2) Deferred taxable assets	176,934			156,576			157,928		
(3) Others	308,125			528,918			267,506		
Allowance for doubtful debts	Δ32,495	8,411,858	16.8	Δ21,116	10,223,758	16.7	Δ21,589	8,813,609	16.5
Total Fixed Assets		23,843,938	47.5		28,642,104	46.7		25,404,115	47.6
Total Assets		50,217,952	100.0		61,354,941	100.0		53,410,454	100.0

	End of Previous Third Quarter Consolidated Accounting Period (As of December 31, 2003)		End of Current Third Quarter Consolidated Accounting Period (As of December 31, 2004)		Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2004)	
Item	Amount (thousand yen)	Ratio (%)	Amount (thousand yen)	Ratio (%)	Amount (thousand yen)	Ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Notes and accounts payable	10,847,324		14,036,728		10,233,968	
2. Short-term borrowings	211,000		196,000		196,000	
3. Accrued income tax and others	1,043,265		1,787,413		2,262,484	
4. Deferred taxable liabilities	–		–		–	
5. Allowance for bonuses	976,945		880,416		1,853,978	
6. Others	3,267,799		4,077,630		3,356,640	
Total Current Liabilities	16,346,336	32.5	20,978,189	34.2	17,903,073	33.5
II. Fixed Liabilities						
1. Long-term borrowings	11,500		5,500		10,000	
2. Deferred taxable liabilities	30,696		55,235		83,919	
3. Reserve for severance payment	188,584		35,864		154,614	
4. Reserve for bonuses to retiring officers	132,421		–		136,816	
5. Consolidated adjustment account	4,549		3,479		4,281	
6. Others	15,711		253,937		15,938	
Total Fixed Liabilities	383,463	0.8	354,016	0.6	405,571	0.8
Total Liabilities	16,729,800	33.3	21,332,205	34.8	18,308,644	34.3
(Minority Interest)						
Minority Interest	–	–	–	–	–	–
(Shareholders' Equity)						
I. Capital	6,728,991	13.4	6,951,778	11.3	6,802,636	12.7
II. Capital Surplus	5,841,126	11.6	6,063,825	9.9	5,914,708	11.1
III. Earned Surplus	20,619,535	41.1	26,632,792	43.4	21,931,537	41.1
IV. Other Differences from Appreciation of Securities	380,430	0.8	510,968	0.8	550,945	1.0
V. Exchange Conversion Adjustment Settlement	Δ24,625	Δ0.1	Δ17,534	Δ0.0	Δ37,079	Δ0.1
VI. Treasury Stock	Δ57,305	Δ0.1	Δ119,095	Δ0.2	Δ60,939	Δ0.1
Total Shareholders' Equity	33,488,152	66.7	40,022,735	65.2	35,101,810	65.7
Total Liabilities, Minority Interest and Shareholders' Equity	50,217,952	100.0	61,354,941	100.0	53,410,454	100.0

2) Consolidated Income Statement

	Previous Third Quarter Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)			Current Third Quarter Consolidated Accounting Period (From April 1, 2004 to December 31, 2004)			Consolidated Condensed Income Statement for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		35,676,503	100.0		46,538,716	100.0		48,629,342	100.0
II. Sales Cost		27,333,697	76.6		34,852,157	74.9		37,293,195	76.7
Gross profit on sales		8,342,806	23.4		11,686,558	25.1		11,336,147	23.3
III. Selling and General Administration Expenses		2,818,457	7.9		3,275,396	7.0		3,803,938	7.8
Operating Profit		5,524,349	15.5		8,411,162	18.1		7,532,208	15.5
IV. Non-operating Revenue		1,009,221	2.8		1,190,475	2.6		1,276,691	2.6
V. Non-operating Expenses		260,615	0.7		109,313	0.2		463,726	1.0
Ordinary Profit		6,272,955	17.6		9,492,324	20.5		8,345,173	17.1
VI. Extraordinary Profit		144,157	0.4		11,849	0.0		156,920	0.3
VII. Extraordinary Losses		336,458	0.9		40,409	0.1		337,919	0.7
Current net profit before adjustment of taxes, etc.		6,080,655	17.1		9,463,764	20.4		8,164,174	16.7
Corporate income tax, local residence tax, and enterprise tax	2,241,722			3,472,618			3,528,333		
Adjustment of corporate income tax, etc.	—	2,241,722	6.3	—	3,472,618	7.5	Δ515,092	3,013,240	6.1
Current net profit		3,838,932	10.8		5,991,146	12.9		5,150,934	10.6

3) Consolidated Surplus Statement

	Previous Third Quarter Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)		Current Third Quarter Consolidated Accounting Period (From April 1, 2004 to December 31, 2004)		Consolidated Condensed Surplus Statement for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)	
Item	Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)						
I. Balance at the beginning of period		5,491,071		5,914,708		5,491,071
II. Increase in capital surplus						
1. Issuance of new shares due to capital increase	350,054	350,054	149,116	149,116	423,637	423,637
III. Balance at the end of period		5,841,126		6,063,825		5,914,708
(Earned surplus)						
I. Balance at the beginning of period		17,437,129		21,931,537		17,437,129
II. Increase in earned surplus						
1. Current net profit	3,838,932	3,838,932	5,991,146	5,991,146	5,150,934	5,150,934
III. Decrease in earned surplus						
1. Dividends	616,236		1,284,863		616,236	
2. Bonuses for directors	40,290	656,526	5,028	1,289,891	40,290	656,526
IV. Balance at the end of the period		20,619,535		26,632,792		21,931,537

4) Consolidated Cash Flow Statement

	Previous Third Quarter Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)	Current Third Quarter Consolidated Accounting Period (From April 1, 2004 to December 31, 2004)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operation activities			
Current net profit before adjustment of taxes, etc.	6,080,655	9,463,764	8,164,174
Depreciation	1,381,799	1,901,703	1,988,868
Amortization of consolidated account adjustment	Δ802	Δ802	Δ1,070
Investment profit by equity method	Δ762,275	Δ893,718	Δ897,443
Profit on sale of investment securities	Δ144,157	Δ10,711	Δ156,744
Loss on sale of fixed assets	–	24,656	258
Expenses for shares issued	5,976	3,657	7,071
Loss on retirement of tangible fixed assets	33,876	4,009	34,284
Loss on appreciation of investment securities	302,581	1,433	303,375
Loss on depreciation of golf membership	–	10,310	–
(Profit) loss on conversion	100,478	3,561	98,778
Increase (decrease) in reserve for bonuses to retiring officers	Δ36,631	–	Δ32,236
Increase (decrease) in allowance for bonuses	Δ116,811	Δ973,562	760,221
Increase (decrease) in reserve for retirement benefits	Δ103,127	Δ118,749	Δ137,098
Increase (decrease) in allowance for doubtful accounts	10,853	1,706	Δ1,141
Interest and dividends received	Δ64,209	Δ60,173	Δ69,329
Interest paid	4,629	1,615	5,387
(Increase) decrease in sales receivables	Δ3,048,271	Δ2,654;596	Δ2,370,585
(Increase) decrease in inventories	Δ1,160,997	Δ1,539,325	Δ1,134,252
Increase (decrease) in purchase liabilities	2,416,503	3,802,759	1,803,147
Increase (decrease) in accrued consumption tax, etc.	36,820	178,879	25,425
(Increase) decrease in other assets	Δ51,255	Δ215,547	2,347
Increase (decrease) in other liabilities	792,518	418,731	236,892
Bonuses to officers paid	Δ40,290	Δ5,028	Δ40,290
Subtotal	5,637,863	9,344,573	8,590,042
Interest and dividends received	247,087	323,121	250,757
Interest paid	Δ4,275	Δ1,607	Δ5,045
Corporate income tax, etc., paid	Δ2,817,617	Δ4,025,579	Δ2,901,522
Cash flow from operation activities	3,063,056	5,640,507	5,934,232

	Previous Third Quarter Consolidated Accounting Period (From April 1, 2003 to December 31, 2003)	Current Third Quarter Consolidated Accounting Period (From April 1, 2004 to December 31, 2004)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
II. Cash flow from investment activities			
Expenditure for placement in term deposits	Δ3,770,000	Δ3,000,000	Δ5,770,000
Revenue from refund of term deposits	4,088,514	3,975,000	4,099,700
Expenditure for acquisition of tangible fixed assets	Δ4,199,055	Δ3,479,632	Δ5,212,834
Revenue from sale of tangible fixed assets	–	20,681	308
Expenditure for acquisition of investment securities	Δ408,894	Δ871,049	Δ491,704
Revenue from sale of investment securities	559,968	124,711	621,838
Expenditure for lending	Δ259,732	Δ148,790	Δ250,385
Revenue from collection of loans	221,300	96,478	191,669
Others	Δ6,987	Δ350	Δ103,438
Cash flow from investment activities	Δ3,774,885	Δ3,282,950	Δ6,914,846
III. Cash flow from financing activities			
Net increase (decrease) in short-term borrowings	Δ417,000	–	Δ432,000
Expenditure for repayment of long-term borrowings	Δ37,500	Δ4,500	Δ39,000
Proceeds from stocks issued	694,361	294,600	840,494
Expenditure for repurchase	Δ35,221	Δ58,155	Δ38,854
Dividends paid	Δ615,867	Δ1,283,286	Δ615,944
Cash flow from financing activities	Δ411,226	Δ1,051,342	Δ285,304
IV. Conversion difference in cash and cash equivalents	Δ3,995	644	Δ3,812
V. Increase (decrease) in cash and cash equivalents	Δ1,127,051	1,306,858	Δ1,269,731
VI. Balance of cash and cash equivalents at the beginning of year	5,773,168	4,503,437	5,773,168
VII. Balance of cash and cash equivalent as of the end of the period	4,646,116	5,810,296	4,503,437

January 27, 2005

Summary of Financial and Business Results in Third Quarter of the Period ending March 31, 2005 (Individual)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative: Title: President and Chief Executive Officer
Name: Sanji Arisawa
Contact: Title of Person in Charge: Managing Operating Officer (TEL: 025-524-7101)
Name: Yukio Takashima

1. Matters related to Preparation of Financial Information of the Third Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent accounting period: No

2. Summary of Financial and Business Results in Third Quarter of the Period ending March 31, 2005 (cumulative for 9 months) (From April 1, 2004 to December 31, 2004)
   (1) Progress of Business Results (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
9 months in the period ending March 31, 2005	43,915	32.6	7,714	50.0	8,207	53.1	4,977	61.8
9 months in the period ending March 31, 2004	33,116	33.8	5,142	75.6	5,362	75.0	3,077	78.8
(Reference) Period ending March 31, 2004	45,267		6,980		7,252		4,271	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
9 months in the period ending March 31, 2005	151.13	149.77
9 months in the period ending March 31, 2004	103.71	102.88
(Reference) Period ending March 31, 2004	143.73	142.58

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the Third Quarter in the previous period.
2. Average number of shares during the period
Period ended December 31, 2004: 32,937,641 shares
Period ended December 31, 2003: 29,672,858 shares
Period ended March 31, 2004: 29,716,442 shares

[Reference] Sales Amount by Segment (From April 1, 2004 to December 31, 2004)

	9 months in the period ending March 31, 2005		9 months in the period ending March 31, 2004		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	23,100	52.6%	16,413	49.6%	40.7%
Display materials	16,139	36.8%	11,795	35.6%	36.8%
Electric insulation materials	2,334	5.3%	2,192	6.6%	6.5%
Industrial-use structural materials	1,773	4.0%	1,914	5.8%	Δ7.4%
Related goods	568	1.3%	799	2.4%	Δ28.9%
Total	43,915	100.0%	33,116	100.0%	32.6%

[Reference] Progress of Business Results (Individual) (From October 1, 2004 to December 31, 2004)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Period ending March 31, 2005	13,772	11.1	2,443	16.3	2,516	19.3	1,540	15.6
Third Quarter of the Period ending March 31, 2004	12,392	36.5	2,100	83.5	2,110	78.9	1,333	105.6

[Reference] Sales Amount by Segment (From October 1, 2004 to December 31, 2004)

	Third Quarter of the Period ending March 31, 2005		Third Quarter of the Period ending March 31, 2004		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	7,204	52.3%	6,207	50.1%	16.0%
Display materials	5,083	36.9%	4,499	36.3%	11.9%
Electric insulation materials	766	5.6%	781	6.3%	Δ1.9%
Industrial-use structural materials	564	4.1%	614	5.0%	Δ8.2%
Related goods	153	1.1%	289	2.3%	Δ46.9%
Total	13,772	100.0%	12,392	100.0%	11.1%

(2) Changes in Financial Status (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Shareholder equity	Shareholder equity ratio	Shareholder equity per share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
9 months in the period ending March 31, 2005	53,424	33,527	62.8	1,015.57
9 months in the period ending March 31, 2004	44,065	28,414	64.5	953.36
(Reference) Period ending March 31, 2004	46,744	29,636	63.4	991.84

(Note) Number of outstanding shares at the end of period (Individual):

Period ended December 31, 2004: 33,013,411 shares

Period ended December 31, 2003: 29,804,466 shares

3. Expected Individual Results in the Period ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Correction of Interim Period (From April 1, 2004 to September 30, 2004)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time (A)	60,300	10,850	6,350
Forecast corrected this time (B)	54,500	9,550	5,800
Increased or decreased amount (B – A)	Δ5,800	Δ1,300	Δ550
Increased or decreased rate (%)	Δ9.6%	Δ12.0%	Δ8.7%

(Reference) Expected current net profit per share (full year) 175 yen 69 sen

[Qualitative Information, etc., of Forecast of Business Results]

Due to a decrease in sales quantity and availability of FPC materials and Fresnel lenses, for our core products in the 4th quarter, both sales and profit are expected to be lower than the previous forecast.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

2. Third Quarter Financial Statement

1) Balance Sheet

Item	End of Previous Third Quarter Accounting Period (As of December 31, 2003) Amount (thousand yen)		Ratio (%)	End of Current Third Quarter Accounting Period (As of December 31, 2004) Amount (thousand yen)		Ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2004) Amount (thousand yen)		Ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits	7,163,158			9,234,265			8,977,767		
2. Notes receivable	1,777,693			2,047,254			1,487,385		
3. Accounts receivable	8,955,842			10,419,822			8,550,244		
4. Inventories	4,056,807			5,593,816			4,165,888		
5. Deferred taxable assets	494,170			939,992			939,992		
6. Others	1,393,400			1,450,975			1,245,735		
Allowance for doubtful accounts	Δ11,723			Δ14,066			Δ10,927		
Total Current Assets		23,829,349	54.1		29,672,061	55.5		25,356,086	54.2
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	5,253,113			6,487,111			5,304,532		
(2) Machinery and Equipment	5,930,132			6,770,681			6,099,997		
(3) Land	1,407,391			1,416,282			1,407,391		
(4) Construction in progress	1,671,949			2,276,356			2,502,952		
(5) Others	489,754			603,640			498,158		
Total tangible fixed assets	14,752,341			17,554,072			15,813,033		
2. Intangible fixed assets	37,426			125,744			149,648		
3. Investments and other assets									
(1) Investment securities	2,309,949			2,242,594			2,643,924		
(2) Stocks of affiliated companies	2,245,983			2,914,673			1,935,983		
(3) Deferred taxable assets	–			–			–		
(4) Others	912,793			927,455			865,079		
Allowance for doubtful debts	Δ22,657			Δ11,769			Δ19,741		
Total investments and other assets	5,446,069			6,072,953			5,425,245		
Total Fixed Assets		20,235,837	45.9		23,752,771	44.5		21,387,927	45.8
Total Assets		44,065,186	100.0		53,424,832	100.0		46,744,014	100.0

Item	End of Previous Third Quarter Accounting Period (As of December 31, 2003) Amount (thousand yen)		Ratio (%)	End of Current Third Quarter Accounting Period (As of December 31, 2004) Amount (thousand yen)		Ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2004) Amount (thousand yen)		Ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes payable	5,005,547			6,128,055			4,474,039		
2. Accounts payable	5,126,790			6,879,027			5,051,880		
3. Short-term borrowings	190,000			190,000			190,000		
4. Accrued income tax and others	962,938			1,622,861			2,112,387		
5. Equipment notes payable	1,108,502			2,105,490			1,410,457		
6. Allowance for bonuses	869,435			777,858			1,612,263		
7. Others	2,079,461			1,887,364			1,912,379		
Total Current Liabilities		15,342,675	34.8		19,590,656	36.7		16,763,407	35.9
II. Fixed Liabilities									
1. Deferred taxable liabilities	30,696			54,945			83,919		
2. Reserve for bonuses to retiring officers	132,421			–			136,816		
3. Reserve for severance payment	131,429			–			109,176		
4. Others	13,711			251,937			13,938		
Total Fixed Liabilities		308,258	0.7		306,883	0.5		343,851	0.7
Total Liabilities		15,650,934	35.5		19,897,540	37.2		17,107,258	36.6
(Shareholders' Equity)									
I. Capital		6,728,991	15.3		6,951,778	13.0		6,802,636	14.6
II. Capital Surplus									
1. Capital reserve	5,841,126			6,063,825			5,914,708		
Total capital surplus		5,841,126	13.3		6,063,825	11.3		5,914,708	12.7
III. Earned Surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	11,012,298			12,709,643			11,012,298		
3. Current unappropriated retained earnings	3,756,787			6,661,599			4,665,837		
Total Earned Surplus		15,517,347	35.2		20,119,505	37.7		16,426,398	35.1
IV. Other Differences from Appreciation of Securities		384,093	0.9		511,278	1.0		553,951	1.2
V. Treasury Stock		Δ57,305	Δ0.2		Δ119,095	Δ0.2		Δ60,939	Δ0.2
Total Shareholders' Equity		28,414,252	64.5		33,527,292	62.8		29,636,755	63.4
Total Liabilities and Shareholders' Equity		44,065,186	100.0		53,424,832	100.0		46,744,014	100.0

2) Income Statement

	Previous Third Quarter Accounting Period (From April 1, 2003 to December 31, 2003)			Current Third Quarter Accounting Period (From April 1, 2004 to December 31, 2004)			Condensed Income Statement for Previous Fiscal Year (From April 1, 2003 to March 31, 2004)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		33,116,224	100.0		43,915,688	100.0		45,267,009	100.0
II. Sales Cost		25,476,543	76.9		33,137,957	75.5		34,896,870	77.1
Gross profit on sales		7,639,680	23.1		10,777,730	24.5		10,370,138	22.9
III. Selling and General Administration Expenses		2,497,593	7.6		3,063,283	7.0		3,389,235	7.5
Operating profit		5,142,086	15.5		7,714,447	17.5		6,980,902	15.4
IV. Non-operating Revenue		625,387	1.9		727,002	1.7		823,134	1.8
V. Non-operating Expense		405,176	1.2		233,703	0.5		551,358	1.2
Ordinary profit		5,362,297	16.2		8,207,747	18.7		7,252,679	16.0
VI. Extraordinary Profit		140,259	0.4		11,849	0.0		155,666	0.3
VII. Extraordinary Losses		336,182	1.0		38,071	0.1		336,977	0.7
Pretax current net profit		5,166,374	15.6		8,181,525	18.6		7,071,368	15.6
Corporate income tax, local residence tax, and enterprise tax	2,088,977			3,203,554			3,309,000		
Adjustment of corporate income tax, etc.	–	2,088,977	6.3	–	3,203,554	7.3	Δ508,801	2,800,198	6.2
Current net profit		3,077,397	9.3		4,977,970	11.3		4,271,170	9.4
Profit carried forward from the previous term		679,390			1,683,628			679,390	
Assumed unappropriated losses by merger		–			–			Δ284,722	
Current unappropriated retained earnings		3,756,787			6,661,599			4,665,837	